Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Evergreen Resources, Inc.
Commission File No. 1-13171

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced that their boards of directors have approved a strategic merger in which Evergreen will become a subsidiary of Pioneer and Evergreen shareholders will receive new shares of Pioneer common stock and cash. Set forth below is a transcript of the joint webcast conference call held by Pioneer and Evergreen on May 4, 2004, in connection with the proposed merger.

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Pioneer and Evergreen Merger Announcement Conference Call

Moderator: Good day everyone, and welcome to the call this morning to discuss the merger of Pioneer Natural Resources Company and Evergreen Resources, Inc. This call is being recorded. Joining us today will be:
           Scott Sheffield: Chairman and CEO of Pioneer;
           Mark Sexton: Chairman and CEO of Evergreen;
           Timothy Dove: Executive Vice President and CFO of Pioneer.

Pioneer has prepared PowerPoint slides to supplement their comments today. These slides can be accessed over the internet at www.pioneernrc.com. Again, the internet site to access the slides related to today’s call is www.pioneernrc.com. At the website, select ‘Investor’, then select ‘Investor Presentation’.

The comments of Pioneer and Evergreen today will include forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements and the business prospects of Pioneer, Evergreen and the proposed combined company are subject to a number of risks and uncertainties that may cause actual results to differ materially from these forward-looking statements. These risks and uncertainties are described in the last paragraph of the joint news release issued today by Pioneer and Evergreen, on page 1 of the slide presentation, and in the most recent public filings on forms 10-Q or 10-K made with the Securities and Exchange Commission by Pioneer and Evergreen.

At this time, for opening remarks and introductions, I would like to turn the call over to Pioneer’s Chairman and Chief Executive Officer, Mr. Scott Sheffield. Please go ahead, sir.”

Scott Sheffield: Thank you. Good morning. I appreciate everyone taking the time to listen to this strategic merger this morning. I’m going to give some opening comments, then I’ll turn it over to Mark for some opening comments, then we’ll start with our slide presentation.

Last March of this year, Mark and I got together and began talking about the benefits of this combination strategic merger. Both of us—and especially myself—feel that both sets of shareholders are truly benefiting from this transaction. I think one of the most important slides in our presentation is slide 9 — an exchange ratio chart tracking both companies over the last 5 years. They’ve pretty much both tracked exactly up until the most recent 30-45 days. Both companies have been leaders or in the top quartile in regard to several parameters, especially in regard to stock price performance. Mark and I—due to the fact that Mark is one of my best friends. I have been on Evergreen’s board since 1996. We had several weeks of discussion making sure we set up the appropriate independent committees and board members on both sides and also from a technical team. Pioneer to look at and evaluate this transaction we have gone to extreme limits and will be willing to discuss as we make our filings. In regard to that, both of us feel like it is a great transaction for both sets of shareholders. We are very excited about it and are looking forward to getting out on a road show early next week and discussing this with all of our shareholders. Let me turn this over to Mark for his comments.

Mark Sexton: Thank you, Scott. As Scott indicated, we regard this as a strategic merger. We believe that there are a lot of synergies in both companies. Evergreen has a unique business model and we found that Pioneer not only embraces that model and understands that model and sees the value of replicating that model in their other operations, but they have a lot to bring to the table themselves with their very good demonstrable operating structure in areas like the Spraberry Trend, statistical development plays, also their experience operating low-pressure gas fields in the Hugoton. These are going to be very beneficial operating skills and will nicely complement the coal bed methane skills that Evergreen has developed.

We like their business model. They like our business model. We see a lot of opportunity for synergy together, and more important, for more aggressive development of the properties that Evergreen now has, with the infrastructure that Pioneer already has in place. One of the challenges for Evergreen is that now that we’ve gotten to this point, we are pleasantly victims of our own success in that our growth has been so good for the last few years that, quite honestly, we realize that to do the right thing for our shareholders, we are faced with the situation of needing to reinvent ourselves in our corporate structure in order to continue to pay attention to detail and get the quality control and quality assurance that is so important in an unconventional gas play.

And what we’ve seen with Pioneer’s operations, especially their onshore gas operations, in places like the Spraberry and the Hugoton, we see terrific complementary skills, and we believe that with our business model and Pioneer’s existing infrastructure, they can do a terrific job accelerating this asset base. As Scott indicated, we regard this as a strategic merger. Some might regard it as an acquisition. We intend to address that as we go through this presentation. You’ve all read the press release by now. Again, we believe our corporate cultures and attitudes toward value creation and our attitudes toward making our communities that we do business in a better place to live are values that the executives and the key officers of each company shares. We see nothing but opportunities for our investors and shareholders and our employees in doing this type of deal. There are a lot of strategic benefits listed. We’re going to go through the slide show, and we’re going in a sort of “free-style” form and we’ll add comments where we think they are appropriate. Go ahead, Scott.

Scott Sheffield: OK. Thank you, Mark. We’re going to start off on slide #4. I think it’s important that the first two or three slides is understanding our model and then “Why Evergreen?” On slide #4, the Pioneer model, I think most people know that we have—it’s important to have a strong base of long-life base foundation assets. There’s obviously not too many left onshore North America. Obviously, Evergreen presents us with another vehicle in that regard. We have very low maintenance capital—you’ll see a slide on that later—to keep production flat both inside Pioneer and Evergreen, two unique things about the company, both have superior free cash flow. Pioneer has a balanced portfolio of opportunities. We have over 2,000 locations of low risk. We have a lot of opportunities on the exploration side, both near term and long term, both domestically and also as we continue to move international. With our peer processes, our peer review, our investment criteria is one of the critical things that have brought success to Pioneer over the last several years.

Our strategy on the next slide, #5, is to moderate our low-risk growth from onshore foundation assets; deploy our excess cash flow into some high-impact return exploration and acquisitions as we’ve done with Evergreen. Obviously, harvest a portion of our cash flow from several of our exploration successes in the deepwater Gulf of Mexico, to really rebalance our portfolio with long-live assets coming from Evergreen with significant growth opportunities.

Slide #6, obviously, is a familiar slide to those that know the Pioneer story. Our track record has been tremendous over the last 3 and 5 years, a leader in finding cost; also organic production growth in 2003 of 36%, we’ll be up somewhere near 20-25% in 2004. It is still important to us with the investment grade status—Tim will talk more about it—but we are still committed to becoming mid-investment grade by the end of 2005. The Pioneer model has generated close to $1.2 billion of excess cash flow just in ‘04 and ‘05. We have tremendous excess cash flow in ‘06 and ‘07. And the way we look at this, we are taking a portion of that cash flow and investing into a long-life gas asset in North America that will probably double over the next four years.

Slide #7 again emphasizes one of the main strategic rationales for this transaction is to reload our onshore base. Most of y’all know there are very few opportunities left onshore. This is one, obviously a key asset that Mark and his team has put together over the last several years.

Slide #8 summarizes “Why Evergreen?” Obviously, I feel like it is one of the best remaining assets that has growth potential in North America. It provides low risk opportunity to re-balance Pioneer’s drilling program. The combination of the technical expertise and the cultures—Mark manages Evergreen pretty much the same way that I manage Pioneer. I think it is important in regard to the employees that we plan on keeping most of the employees. They are very critical. We will open up a Denver office and keeping most of the employees there. In fact, I didn’t know until recently but Mark has had a tremendous shortage of employees in getting to Trinidad. I think one of the main compliments is the fact that we will be able to combine the expertise and move employees up from our Hugoton, West Panhandle and our Spraberry areas up into the Trinidad as we look at drilling 200+ wells a year in the Raton Basin. In fact, over the last couple of weeks I found out that he’d hired one of our senior production foremen from our Spraberry—one of our key employees from our Spraberry trend area group.

Mark Sexton: You have to get ’em where you can!

Scott Sheffield: Yeah! We think with fractured technology and our low pressure taking West Panhandle field down to a vacuum is one of the big upsides in regard to the Raton Basin long term. Let me let Mark make a few comments here before we get to slide #9 if people want to return to that.

Mark Sexton: Following up on “Why Evergreen?” you might also wonder “Why Pioneer?” I think with Pioneer’s diversification of assets, both onshore, offshore Gulf and international, it gives Evergreen something that we haven’t quite had before. That’s terrific balance in the portfolio and in my opinion, a way to monetize the very long lived natural gas assets we have that I’ve believed for years that we never get proper credit for. I’ve been talking to the market about what I perceive the value of long, long-life natural gas reserves to be, and people smile and nod and say “That’s nice, Mark,” but nobody seems to quite believe it has the value I do, and it has been clear to me for some time that in order to maximize value for our shareholders in terms of our production and in terms of our reserves, we needed to develop ourselves or merge or buy shorter-life reserves—especially higher impact reserves—and when you look at slide 7 that Scott talked about, I think that says it all.

You go from the combined company, you go from declining low-risk onshore base to clearly inclining low-risk onshore base with medium-risk build on that and an exciting opportunity for higher-risk exploration that a diversified company like Pioneer can handle, and pro forma this will be a very powerful company. I believe this company pro forma has the opportunity to be one of the major consolidators in the Rockies. It comes as no surprise that that is going on now. Companies are consolidating in the Rockies. I’ve been predicting it since the beginning of the year. I suggested to people in several open forums and in response to questions that I thought half of the Rocky Mountain producers that were roughly a billion dollars or more would either be gone or in play or merged by the end of the year. I didn’t realize at the time that I’d be one of them, but the reality is that it makes a lot of sense.

There’s tremendous growth opportunity in the Rockies. The Domestic Petroleum Council in their recent report released last November stated clearly that U.S. natural gas production onshore is in decline in aggregate and there’s only two real growth areas. All other basins are deemed to be mature. The growth areas are the offshore Gulf, the deep Gulf, the deepwater Gulf, and the Rockies. It makes sense for a company like Pioneer to have exposure in both of those areas and by doing so, it has exposure to not only the hottest natural gas growth areas in the country, but getting involved in the Rockies allows Pioneer to act as one of the consolidators in the Rockies, and that’s clearly going on, and that’s clearly a trend that will continue.

As Scott indicated, when you look at slide 9, it’s almost scary how closely the stocks have tracked each other percentage-wise over the last few years. When you look at that, those are adjusted for the proper percentage anyway in the overlay, you’ll see that it tracked remarkably up until the recent acquisition announcement by EnCana of Tom Brown. And clearly an acquisition premium was built into the stock. Some people will question why there wasn’t a premium paid over Evergreen’s current price, and the answer is Evergreen already has an acquisition premium built into its stock price. By doing this merger at this time and this way, we are able to continue what we can reasonably predict to be the same share value price appreciation going forward, yet we’ve been given an acquisition premium in the merger economics. So when you look at it, it’s going to look like Pioneer got a very good deal on the basis of dollars per Mcf in the ground. It’s going to look like they paid the most of any of the acquisitions in terms of cash flow multiples. And that’s to be expected. That’s the nature of these long-lived stable reserves.

My firm belief, again, is that the market really doesn’t know how to value these or doesn’t give them the same value I do, and the way to maximize the value of the assets for Evergreen shareholders is to mix our very long-life assets with a more balanced, diversified portfolio, and Pioneer certainly has that opportunity. Go ahead, Scott.

Scott Sheffield: Yes, Mark, a couple more comments. In regard to the comparison of this to the two most recent transactions, as Mark said, we are going to end up reporting about $1.40 on crude reserves as compared to the Tom Brown transaction at $2.37 and the Westport transaction at about $1.92. But in regard to cash flow, Pioneer is paying about 71/2 times cash flow where EnCana paid about 7 times cash flow to Tom Brown, and Kerr-McGee paid about 41/2 times cash flow to Westport. So it’s important to understand the Tom Brown transaction and the Evergreen transaction are probably more closely compared due to the fact that Westport had a shorter life index. But Pioneer is paying a substantial amount of cash flow.

On page #10, impact to Pioneer, we’ll talk about the cost. We are adding 2.4 Tcf of both proved and probable. We feel like there’s another 900 Bcf to a Tcf in regard to the potential. There is obviously a lot of potential that Mark and his team has only had about six months to look at in regard to the Carbon Energy transaction. All-in cost about $1.22 in regard to the probable and proved reserves. The proved finding cost $1.40. We’re adding about 2,000 locations and a new core area.

Obviously over the next four years we do expect and hope that production will double by 2008. It is accretive to free cash flow per share in 2005. It does, as I’ve mentioned, help us re-balance our North American reserves up to 86% as we continue to focus longer term on some of our international areas—both the Deepwater Gulf of Mexico and the North Slope. Our gas reserves will increase up to 59% for the combined company.

We’ve already talked about the operating efficiencies and economies of scale and I’ve already talked, obviously, about our Denver office and keeping over a majority of the employees which are very critical as Mark and Dennis and Kevin have built that team.

It does enhance our smallest asset inside Pioneer, our Canadian asset. We think there could be a lot of potential in regard to coal bed methane in the Canadian asset base.

The next couple of slides talk about Evergreen’s asset base, which I think we do have a lot of commonality among our shareholders. There’s about 1.5 Tcf that has been booked at year end 2003. I think it is very important—one thing in common is that both companies have had audited reserves by Neatherland, Sewell, one of the top three firms in Dallas. Evergreen’s asset base is 100% operated—obviously 100% gas. We gave our current production rates RP ratio over 1.8 million acres, and Pioneer feels like we will continue to add to that portfolio, both in the Uintah/Piceance and the Raton and also in Canada, continue to add to that asset base.

Mark has been speaking about his track record. It’s one of the best ones out there. On slide #12 tremendous growth in proved reserves and also production. Probably one of the best stories—or THE best story out there in the oil and gas sector the last several years.

Mark, do you want to make any comments at all on how great a job you’ve done?

Mark Sexton: Well, thanks, but if I’d known you’d say that earlier I’d have asked you for a better price. The proved reserves is showing terrific, very predictable growth. Evergreen has never missed a reserve target and at the bottom of that slide is something very familiar to Evergreen shareholders and that is that proven undeveloped reserves are typically between 35-40% of our total proved, which is just a discipline Evergreen has adhered to internally—these are very low-risk reserves, yet we still adhere to a very rigorous SPE and SEC definition of proven reserves. As Scott indicated, Netherland Sewell audits both reserves—in fact, Netherland Sewell actually audits 100% of Evergreen’s reserves and has been doing so for over half a dozen years, so the commonality in the independent engineers that look at and audit and verify both companies, and looking at the database, similar methodology for valuing reserves. I think one of the things that is attractive about Pioneer is that they have tremendous development drilling opportunities in other basins onshore U.S., just like Evergreen does in the Raton. And while Evergreen has plenty of growth opportunities there, the reality is to do it right is forcing us to reinvent ourselves as a company and move in the same direction that Pioneer already is, so that’s one of the reasons that we saw this as a strategic merger.

Another item that has come up is our RP ratio. You see that we started with an RP ratio over 40, the highest in industry at the time. We brought that number down to 32. That’s a great number. It’s a wonderful annuity. It’s too much of a good thing. Most companies brag if their RP ratio is in excess of 10. Being in excess of 30 means there is a lot of reserves that are not getting proper value. Again, the combining of the assets, combining of the reserves and production in the mix we believe will allow shareholders to look at the combined merged company and ascribe what I believe what will be a different cash flow multiple going forward that will benefit the shareholders of both companies.

Scott Sheffield: OK, thanks, Mark. On slide #13, I think the most important point is the small amount of cash flow to keep production flat inside Evergreen—about $30 million to $40 million a year. We have a slide later to discuss Pioneer—it’s about $500-600 million, so tremendous excess cash flow in both companies.

Obviously, slide #14 just reiterates the additional upside in Raton. We are going to look seriously at moving several of our employees to look at accelerating the opportunities. I think that on the biggest issues is lack of employees that Evergreen has been able to pick up in Trinidad. So we feel like that our West Panhandle and Spraberry people will be able to duplicate what they’ve done in those two fields to potentially accelerate the drilling activity and the re-frac stimulation in the Raton Basin over the next several years.

Mark Sexton: I’ll add one thing to that. The probable reserves of 900 Bcf equivalent, most of these—the vast majority of those probables that Evergreen has are coal bed methane probable reserves which are technically probable, but anybody in the industry will tell you they are “probable probables” words sort of defy description. They are not quite proved but they are something better. They are some of the lowest risk probables available, but they are there to be developed in a very orderly way and to accelerate that development, but keeping in mind that there are a couple of things that both of the companies do well. One of the things that the companies do well is they pay a lot of attention to the communities they operate in and they make sure that they, as a company and a culture and their employees are a very viable, important part of those business communities. The other is what they do for the communities in addition, and what I was particularly delighted to see on more investigation into Pioneer’s methods is their great environmental track record which is very, very important to Evergreen and one of the hallmarks that we built our company on—being a company that does it right. We believe Pioneer is also a company that does it right.

Scott Sheffield: OK, thanks, Mark. On slide #16 we’ll go into pro forma numbers in regard to the combined company after the merger is completed. On slide #16 the Company will have a little over a billion barrels of equivalent crude or about 6.2 Tcf equivalent of gas proved reserves. As mentioned at the bottom, with Pioneer being about 86% audited, the combined Company will be about 90% audited by Netherland, Sewell, a practice we’ll continue. Over 2 billion barrels of equivalent unrisked net potential of both companies. Enterprise value around $7 billion. 59% natural gas and a RP ratio—probably one of the longest in the industry—or THE longest—both companies combined of about 16. You can see on the left side of the chart both production split and reserve split.

In regard to production growth on slide #17, we’ve given out a range of estimates for 2004 including both companies in regard to what both companies have given out ranges to the market. In regard to 2005, we see a growth rate with a full year of Evergreen production will be up somewhere between 10-15%. With Evergreen’s assets continuing to grow in addition to the growth from Pioneer through 2008. So really, a tremendous company over the next five years and looking forward to adding a combination of low-risk opportunities with a lot of exciting exploration opportunities going forward.

On a proved reserve basis with our peer group, you can see where Pioneer will fit. We did model both the EnCana and Kerr-McGee transactions pro forma with their recent transactions will be a little over a billion barrels, as mentioned earlier, about 60% natural gas.

In regard to RP ratio on slide #19, we’ll be at the top of the peer group, about 16. And if you turn to slide number 20, by backing out the proved and developed reserves on a PDP we’ll have a ratio of about 10.2. That number will probably increase with time as we continue to book more and more of the probable reserves shifting them into the PUDs or Proved Developed category, in regard to the Evergreen transaction.

Slide number 21: Finally, in regard to the accretion, this is accretive to 2005 free cash flow per share. We’ve gone through the analysis in regard to the estimates and also showing the replacement costs of both companies. As I mentioned, about $500 to $550 million at Pioneer to keep production flat and about $35 to $45 million of Evergreen. So combined, somewhere between $535 and about $600 million. A lot of excess free cash flow with Pioneer over the next several years and Evergreen is adding to that. As you can see going through the calculation, in regard to the accretion, for 2005.

I’m going to turn it over to Pioneer’s Chief Financial Officer, Tim Dove, to go over the transaction summary. Tim.

Tim Dove: Thank you, Scott, I appreciate that. This transaction has been essentially structured as a 50/50 stock/cash transaction. You see, shown on page 23, what the Evergreen shareholders will receive, listed with bullet points. First of all, they will receive .58175 shares of Pioneer stock plus $19.50 per share in cash. Now you should know that each of the shareholders does have an option to elect that 50/50 split. They also have the option to potentially select, or ask for, at least, 100% stock or 100% cash. To the extent a shareholder is essentially a non-elector, then the ratio would be 50/50 in that case. And to the extent that the parties who want to elect 100% stock or cash do so, the amount of cash and stock will be allocated so as to limit the aggregate amount of stock and cash to the numbers that were shown in the press release, so as to result in the 50/50 transaction in terms of cash and stock. That is, limiting the number of shares that we issue to about 25 million shares, and the cash issued in the transaction to $850 million.

In addition, as we enumerated in the Press Release, Evergreen will be trying to sell their Forest City Basin, Kansas properties prior to closing. We will increase the cash consideration in the offer by 35% per share in the event that these properties are retained by Pioneer in the merger. To the extent that Evergreen can in fact achieve a sale of the properties to a third party at a significantly higher value than that, then this consideration will then go directly on to the shareholders.

With that said, Mark, I thought you might give some comments as to Kansas and the assets and what you have in mind there.

Mark Sexton: Thank you, Tim. As shown, the purchase price per share of $39.35 is, in our opinion, a minimum consideration price for this transaction. Our companies and organizations were able to agree on a lot of things. One thing that we were not able to agree on, as a result of this, was what value to ascribe to the Kansas properties. Evergreen has approximately $51 million spent on these properties to date. We feel it has not only the value of the assets that we’ve spent, but a certain going concern value. Unfortunately these properties are not yet in a position where they are producing. They are still in an extended de-watering phase. This is nothing new for coal bed methane producers, but Pioneer was not comfortable ascribing that value. We came up with a nice mechanism to provide a dividend or, not necessarily a dividend, but additional consideration at the close of the transaction of monetizing this asset. So, Evergreen has every intention, between now and closing, of selling off a portion of Kansas and that money will be additional cash paid to Evergreen shareholders at closing. If the properties have the value that Evergreen management and directors believe they do, this transaction has a value in excess of $40.00 per share. So it just remains to be seen. This is one elegant way to create value and get value to the shareholders even when we were apart on specific priorities. Needless to say, the Kansas property is not one that Pioneer would at this time intend to hang on and develop. But in order to get the maximum value for shareholders and get a deal done at what we considered to be fair terms and take advantage of the value created and the momentum in the project, we think this little wrinkle handles that nicely. Go ahead Tim.

Tim Dove: Thank you, Mark. This transaction, as contemplated, would be subject to the normal reviews and approval processes, and toward that end we are estimating closing probably right at the end of the third quarter.

Turning to page 24, this is just simply showing the total consideration in the transaction including our assumption of debt and a calculation for the value of the shares including in-the-money options. Of course, we will be assuming the converts, the Senior Sub-Note converts, $100 million that are outstanding for Evergreen as well as their $200 million of senior sub-notes. We’ll touch more on that in a minute. But going back to Scott’s calculations, as to the full boat, if you will, total development results, of the total proved and probable reserves. We use this $2.1 billion of transaction value. The total future development costs of the total PUD drilling and PUD tie-ins as well as probable, is about $827 million. So on that total reserve base, including proved and probable of 2.4 Tcfe, that’s how you can calculate, when all the smoke clears, a $1.22, sort of “full boat,” finding and development cost through the life of these properties. A very attractive rate, needless to say.

Turning to page 26, I’ll pass through this quickly because there for your consideration is a Source and Uses page.

On page 27, we are outlining our preliminary purchase price allocation. You can see, particularly on the bottom, the allocation to proved, unproved and goodwill. The total assets being acquired in this calculation being $2.9 billion principally due to the deferred income tax line, shown above, in the top half of the page.

Turning to page 28, a little information here as to what we plan to do with the aforementioned converts and sub notes. We will essentially take the converts and merge them into Pioneer Natural Resources in a structure that basically rolls them up to the parent level. We assume at this point that they will remain outstanding until the December of 2006 call date. As to the sub bonds, they will be merged in a similar way structurally into the parent. We plan to remove the subordination in these bonds in exchange for placing in those the same covenants that are on our former high-yield notes. And they will be pari passu with the other notes and guaranteed by Pioneer Natural Resources USA, just as those notes are as well.

As to the financing plan we will exercise our accordion feature with our existing bank group. We’ve got a fantastic, collaborative relationship with our bank group, of some 26 banks. And we plan to increase our facility from what is currently $700 million to a billion dollars so as to begin the process of the acquisition financing in this transaction. But in addition to that, you can see on page 29, we have put in place a new acquisition facility, which is a $900 million, 364 day revolving credit facility. The terms of this facility are identical to our senior credit facility. And obviously, our objective here is to enhance our acquisition financing capability as this transaction does require cash up front, as well as enhancing our liquidity.

Turning to page 30, what’s the plan as to balance sheet management and debt reduction? Obviously what we are doing in this transaction is taking that cash flow, which Scott mentioned from some of our very successful projects, and reinvesting it into this transaction. As a result, what we will be doing is taking that excess cash flow over the next period of time, let’s say through the end of 2005, and reducing debt with that. In essence, paying off the acquisition financing. Our objective for this year, in 2004, is to end with a total debt-to-book capitalization number of about 45%. And then, going back to our target number of below 40%. Our numbers show clearly that we can do that by the end of 2005. In fact, our numbers currently show 34% as our number as we continue to reduce debt from the excess cash flow. Ultimately, and this has been stated in many forums, our goal is to reach a mid-investment grade credit rating at both agencies, and we will be taking steps towards that end. One of the important components of the transaction, to get that done, is an aggressive hedging program. And in this case, what we are doing is hedging a significant amount of Evergreen’s production and a significant amount of Pioneer’s as well for the period that remains in 2004 and then for a significant amount of volume in 2005. I’ll talk more about the exact hedging plan in just a minute. Just to let you know, we have contacted both the agencies in advance on this transaction and, internally we are focusing on about a $600 million targeted debt reduction between now and the end of 2005.

As to that business of commodity hedging, you can see on page 31 kind of what we have in mind. As I mentioned, these hedges are very important for our debt reduction targets, and we have actually begun to implement those. I would anticipate that we will have the implementation of these done, if not at the end of this week, very close to the end of this week. Evergreen has already hedged up to, actually has 25% of 2005 gas production and they will increase those hedges up to 75% for the balance of 2004 and for 2005 now that this transaction has been announced.

And then we will, in addition, add some hedges. We already have added some gas hedges to the tune of 25% total for 2005 North American gas. And we will be adding some more hedges as we speak.

You can see, on page 32, kind of how the numbers turn out. You can see the existing hedges. These are hedges that were on prior to the announcement of this transaction and those that have already been put on in relation to the transaction. (They are shown in black.) And the red are those that we plan to do and will be implementing here shortly, including about 10,000 barrels a day of oil hedging. That is, of course, all Pioneer hedging, because of the fact that Evergreen, of course, is essentially a 100% gas company. And then in addition you can see at the bottom on gas, the Evergreen swaps that are in place and then the hedging volumes that we plan to put in. Obviously, we are the beneficiary of very substantially higher natural gas prices even in the last couple days, and that will hopefully lead to excellent outcomes on our hedging plan.

That concludes my comments on the structure of the transaction and our financial matters, and with that I will pass it back to Scott and Mark.

Scott Sheffield: Okay. Thank you, Tim.

On the last slide—“Conclusions and Next Steps,” slide #34—I think, in summary, I think both Mark and I feel like that this is a great transaction, taking two separate sets of assets and bringing them together. We are adding two directors: Mark and also Andrew Lundquist who has a lot of expertise in Alaska, in regard to the focus in Alaska on both companies, going forward. We are excited about both directors joining Pioneer. But essentially, Mark has most of his net worth in Evergreen and I’ve got most of my net worth in Pioneer. We are both participating in regard to the upside to Pioneer stock after this transaction is completed. And we think it is really a tremendous deal for both companies. Obviously, no reason to reiterate the benefits, I think they are obvious. In regard to a simple way to look at this transaction is, Pioneer is reinvesting a lot of its excess cash flow, or a portion of it, over the next two to three years into some long-lived North America gas reserves. Let me turn it over to Mark for any conclusions and to talk about the upcoming road show.

Mark Sexton: Thank you, Scott. One question might simply be. You know, I think it is clear from the slides why it makes sense for Pioneer and Evergreen to get together. It is a powerful company. It has a lot of built-in synergies. Obviously Evergreen’s long-lived reserve base was attractive to Pioneer as another core asset area and a way to build a presence in the Rockies and in other portions of Canada. Nice synergy in those areas. But one of the reasons why Pioneer was so attractive to Evergreen as a merger candidate and merger partner, is simply our perception that Pioneer is, in its own peer group, the larger cap independents, Pioneer we think is one of the best deals. We look at the metrics, the valuation metrics the market has ascribed to Pioneer and we see a lot of upside potential, both for Pioneer shareholders, and we think also for our own shareholders. And while we regard this as a merger, a strategic merger of companies, we think we have gone the extra mile to put provisions in place that if someone perceives this more as an acquisition instead of a strategic merger, I think we have put the usual protections in place for the shareholders of both companies. If there is anything we have emphasized over and over, over the last few years, is that we will put the best interests of shareholders first, and I think we have the mechanisms in place to protect everyone.

With that, Scott, if there are no other comments, do you want to open it up for questions?

Scott Sheffield: Yes. Let’s go ahead and open it up for questions.

From Stifel Investments, David Tameron: Good morning, everyone. Congratulations on getting the deal done. A couple of quick questions for you: Scott, is there any thought to selling, you know, the Canadian acreage, obviously, with Canadian Trust eating the stuff up, is there any, is that in the back of your mind at all, and if so is there any type of lock up restriction on that post the deal closing?

Scott Sheffield: No. Pioneer has looked at, we are always a great believer in asset portfolio management and the Royalty Trust had been buying pretty much strictly proved developed producing reserves and obviously Evergreen’s Canadian assets haven’t gotten to a point to where there is a lot of value yet. And we think that there is a lot of upside and it’s going take several years to realize it. So, there has been no thought process in regard to selling Evergreen’s Canadian assets. Pioneer’s Canadian assets we feel like we have some upside. The combination of the groups up there, we will be able to benefit in regard to Canada. Obviously any of our assets, inside Pioneer, are always up for sale if we get the right price.

Tameron: Okay. Another obvious question: going into, obviously into coal bed methane territory. You know, I realize there’s expertise in Hugoton, and the low pressure stuff, but the question becomes are you stepping out too far as far as the coal bed methane? Obviously, I’m agreeing Mark has done a great job with managing the details, managing the process. I mean, how much risk do you view in going forward with these coal bed methane properties and exploitation?

Scott Sheffield: That’s a good question. We actually set up a team. We have a fairly large business development team we have set up over the last two years looking at opportunities and they did a tremendous job. They started from scratch. Pioneer does not have a lot of expertise in coal bed methane. And the only expertise is my eight years on Evergreen’s board. We spent a lot of time with Netherland and Sewell who has about ten to fifteen years of coal bed methane expertise. And we spent a lot of time with Mark and Dennis Carlton. They’ve had hours and hours of meetings with those people. And, also, the fact that we are keeping most of the key employees in Evergreen. I believe that with the combination of our personnel and their personnel, we will be able to extract the last Mcf, potentially over the next, it will be well past my lifetime.

Tameron: Okay, I will ask one more question, and then I will let somebody else jump on. Mark, did you mention that you’re taking all stock in this deal? Or did you? I heard Scott say something about participating in Pioneer shares.

Mark Sexton: Well, everyone is given the option to. The basic deal if you don’t elect is it comes out half cash and half stock plus extra consideration for the Kansas properties that we already described. But each shareholder is eligible to take an election and to elect all cash, all stock, and if enough people elect offsetting each other everybody’s wishes will be confirmed. If not, there will simply be a prorated adjustment.

Tameron: Okay, now you still view September, October, I know going through that Carbon acquisition you beat your head against the wall a few times with the SEC. But, do you think this can get through by that time frame without too many hoops?

Mark Sexton: I wouldn’t be willing to predict anything involving a regulatory agency at this point. Considering putting Carbon in perspective, that was a deal that was less than 10% of the combined companies and we had 75% of their shareholders had already approved the deal. It still took seven or eight months to get through the SEC. So, I wouldn’t venture to make any predictions at this point.

Tameron: Okay. Congratulations, again. I’ll let somebody else jump on.

Mark Sexton: Okay. Thanks, David.

Joe Allman with RBC Capital Markets: Good morning everybody. A question for Mark: Mark, what are some of the other alternatives that you pursued besides a transaction with Pioneer?

Hello?

Mark Sexton: Yes. I was just wondering, in light of the terms of the deal which I will invite everybody to look at. This will be filed with the SEC today, tomorrow or the next day, I think on competitive advantage, we did look at other opportunities and we did sort of feel that is one of those questions that is asking for trouble. I will point out to you, Joe, that both CEOs have gone on record as saying that they are always looking out for the best interest of shareholders and, of course there is the standard non-solicitation terms in this deal, but one of the things that is in the, one of the things that is in this offer, pardon me, Purchase and Sale Agreement that you will be able to pick up is “notwithstanding anything to the contrary contained in this Agreement, and subject to Section”...pardon me, “in response to the receipt of a superior offer, the board of directors of the Company may withhold, withdraw, amend, or modify or propose or resolve to withdraw, amend or modify its recommendation in favor of the merger and in the case of a superior offer that is a tender or exchange offer made directly to its shareholders, may recommend that its stockholders accept the tender or exchange offer”. And we have been quite candid about Scott’s relationship with Evergreen and our own personal relationship going forward, and I think we both understand that that is going to be the subject of some scrutiny. And in our Press Release we said “the Merger Agreement may also be terminated in certain circumstances, including if Evergreen receives and decides to accept an unsolicited superior offer”. We believe this is a strategic merger. We believe it makes sense. We think that this makes sense for both shareholders. If we are wrong, and someone else decides that there is, that they want to get in, I believe that the Agreement makes it very clear what the rights of another party are to come in on this and I think that we have provided that the information that has been made available to Pioneer can be made available to another qualified party. But I believe this merger makes sense. And if another party disagrees there is, we will do whatever is in the best interest of our shareholders to defend the interest of those shareholders, and ultimately the marketplace will decide.

Joe Allman: Mark, I guess, just in, did you consider an income trust type structure for Evergreen?

Mark Sexton: We’ve looked at that for some time. There have been some tax issues with it. Also we looked at the possibility of selling to one of the Canadian Royalty Trusts, given the premiums that are being paid there. One of the issues with the, with the Raton properties is that an income trust is just another corporate structure that has a temporary advantage in today’s market. It may not continue to, especially if some of these income trusts develop problems. It is something that we looked at, it is something that we considered. Our feeling was for Evergreen shareholders to maximize the value of Evergreen shareholders utilizing an income trust was an exercise when the properties were more mature than they are today. That is a decision that would be made several years down the road, and who knows what the environment for income trusts would be at that time?

Allman: Yeah, one of the catalysts that I saw for Evergreen stock was success on the Kansas CBM play and clearly you see value there, too. I know it’s very early on in the development of that play, could you give us some sense of how that play is developing, based on the data you have so far?

Mark Sexton: We’ve indicated to the marketplace, Joe that this is a play that is going to take a long time to develop. Our original models were that 3-12 months of de-watering, based on some of the data that we’re getting and some of the gas that we are now collecting, we’re seeing what we thought we would see, but it appears that these under-saturated coals are going to take a while to de-water, we may not see significant production for 12-24 months. Our enthusiasm for the play has not diminished, but in the course of the other opportunities available to Pioneer in the merged company was perceived that this is one of those opportunities that the combined company wouldn’t be taking advantage of, so we came up with a mechanism to get value back to the shareholders.

Allman: Just for yourself, Mark, have you thought about what you’re going to do without Evergreen?

Mark Sexton: Sorry, I was up all night. I guess I just figured out I don’t have a job when this is over.

Allman: Do you plan on starting up again, or do you—maybe there’d be a conflict of interest if you took over the Kansas assets and tried to build that. Any thoughts there?

Mark Sexton: It would be a wonderful opportunity from my perspective, but if I’m on the Pioneer board, I may be precluded from doing exactly that. And I will be concerned about any conflicts I have. But I think that the interesting thing that is available today is all of the private capital that is available allows someone entrepreneurial to go back and look at the very fun stage of being an energy company. I’ve got to tell you that with the rules and regulations and enhanced Sarbanes-Oxley requirements, that it hasn’t been a whole lot of fun to be a publicly-traded energy company lately. It really hasn’t been fun to be an officer—especially CEO or CFO of a publicly traded energy company. Personally, I’m getting a little tired of doing penance for the sins of others, yet that’s the nature of the beast. Scott and his group are well structured to take care of this and handle it, and quite honestly, we saw where we were going to have to gear up quite a bit to provide shareholders the infrastructure they needed here to guarantee compliance with all of the new rules and regulations, and if anybody thinks that’s fun, think again. It’s a lot more fun to go out and take $20 million and turn it into $200 million. That’s really the fun stage in our business. For us, we were able to take $25 million of market value in

1995 and turn it into $2+ billion today in total enterprise value. That’s been a lot of fun, but it hasn’t come without a price in terms of personal and other sacrifices, not to mention the fact that it’s costing this company more than $1 million a year in excess cost just to comply with all the new rules and regulations which larger companies such as Pioneer are already fully equipped to set up and handle. I believe the enhanced rules and regulations will, in fact, be one of the catalytic events to cause more management teams to focus on what DO they want to do when they grow up, and ARE they having fun, and shouldn’t they go out and do it all over again and let companies that are qualified and structured to set up to handle all the issues and still maintain good quality control and good quality assurance and have a viable, aggressive, value-creating business plan that breeds confidence. That is one of the catalytic events I think that is probably on some level behind some of the consolidations we’re seeing.

Brian Singer with Goldman Sachs: Good morning. Two topics, first on production growth, Scott, what assumptions or outlook are you using for production growth in Evergreen’s Raton Basin assets in 2006 and beyond? And what should this acquisition say, if anything, about your confidence regarding the growth potential in your existing assets in the Gulf of Mexico, Gabon, Alaska, Tunisia, etc. It seemed from slide 17 that you’re using a 0% assumption for 2005 for your existing base.

Scott Sheffield: I’ve been on record saying that our production without any acquisitions or without any exploration successes in 2005 that we’re flat. We have a lot of upside. We have a lot of projects coming on in 2007 to 2008. A lot of projects are coming on late 2006, but we have Gabon, South Africa gas, Alaska, several projects in deepwater Gulf of Mexico, that are coming on in 2007 and 2008. I did feel very comfortable that under this commodity price, strip price market, I’ve been on record saying that Pioneer, in regard to exploration success in acquisitions, that we could grow somewhere around 10% per year over the next five years. Maybe a couple of years may be flat. If you go back and, Brian, look at last five years, we had three years of flat production and two years up 60%. In regard to Evergreen, and based on our technical team’s work, we feel like Evergreen’s production will double between now and 2008. There’s additional up side, we think. It will take a lot of evaluation. And it will depend on how aggressive we can get based on regulatory issues in Uintah in the Piceance basin and also how the Canadian assets develop over time.

Singer: Right. In terms of the 0% for ‘05, I think that you had said, at least it may have been I think beyond, 0-5% was your kind of low or worse case range. Is that still the case, or is 0% really more the number?

Scott Sheffield: We’ve had a slide out there and I’ve gone on record saying that our production is expected to be flat. We have several projects that are performing a lot better than expected. I feel like our numbers will be much better in 2004 than the market has. But we’ve learned from several of our projects, or two or three that were delayed. I think Pioneer’s production rate is so critical in regard to certain projects coming on time frame that we could easily be up 5% in 2005 but we could easily be flat. So, that’s why we gave the range 0-5. And it depends. Canyon Express is performing much better. Devil’s Tower and the two satellites coming on, depending on their timing. Goldfinger and Triton coming on. How fast we get...Our Tunisia production is doing much better than expected, Argentina is doing much better than expected. So, that’s why the range I gave you, Brian, 0-5 is fairly accurate. But to be safe, we publicly told the market we would probably be flat. But it could be up 5% too.

Singer: And secondly, maybe this is a better question to Mark as a follow up to the previous question: Were there specifically any higher priced bids that you ultimately rejected based on the synergies that you see between yourselves and Pioneer?

Mark Sexton: Again, I don’t think that it’s appropriate to talk about specific transactions we did/did not consider. We looked at this transaction as a strategic merger. That doesn’t preclude the market from acting in other ways, but we see this as a good fit for both companies as we’ve indicated repeatedly. We did not view this as an acquisition, we viewed this as a merger. For other people who look at this more as an acquisition, I’ve already discussed specific remedies they may have available to them. But we thought this was in the best interest of shareholders, and I think the market will ultimately decide that that is the case.

Singer: Great. And, lastly a quick one: Is there any breakup fee?

Scott Sheffield: Yeah. In fact, Brian, that is a good question. I think that one of the things that both sides did, we actually have to my knowledge one of the lowest breakup fees on record. I think it was about $35 million, and it was about half the amount of breakup fee as to the most recent two transactions, they were closer to 4%. This is in the range of 2% or less. And, to my knowledge, running an energy company for 25 years, a breakup fee has never stopped another transaction from coming and bidding and winning.

Singer: Allright, thank you.

Paul Salniker from Wellington Capital: You mentioned you’d spoken with Moody’s and S&P on this, but you didn’t really comment on what they had to say. I was wondering if you could give us any color on that? And also, if they were to come out negatively, if you would consider issuing equity to fund the cash portion of the deal?

Tim Dove: First of all, I don’t think it is our position to make a statement as to what Moody’s or S&P will actually write about this transaction. I was alluding to a meeting we had with them in which we hopefully in a positive way enumerated our story and our debt reduction plans and I can say it was a very good meeting and kinda leave it at that.

Salniker: As far as if they were to come back to you and talk about...you know, I realize the hedges are a big positive, and operationally it seems like a big positive, but if they did prefer an equity issuance, is that something you would consider?

Tim Dove: At this time, we have a signed Purchase and Sale Agreement, so I think we’ll stand pat on that.

Salniker: Alright. Thank you.

Daniel Volpi — Barclays Capital: Can you update your CAPEX spending for the year or give some guidance for next year with the acquisition?

Scott Sheffield: In regard to Pioneer?

Volpi: Pioneer, pro forma Pioneer and Evergreen.

Scott Sheffield: Yes. Pioneer announced $550 to $600. With some of our successes in 2004 and also some of the recent acquisitions in the Spraberry trend field area and our core area, it will probably more likely be $600 million or a little over $600 million.

In regard to Evergreen, I know Mark is spending about $100 million in the Raton Basin and the rest of the cash flow is going to develop his core areas. I think the only area that we will be looking at...a lot of capital is going into Kansas. That’s why the transaction was structured so when Kansas is moved out of the asset base it will obviously free up some cash flow and we continue to look at the Alaska assets to see how they perform. We will probably be ramping up areas in the Raton / Piceance / Uintah in 2004. There should still be a tremendous amount of excess cash flow inside Evergreen, especially at the current prices.

Mark Sexton: We think that’s logical to see a lot of excess cash flow, a lot of discretionary cash flow. Echoing what Scott said, half of this year’s $220 million CAPEX budget was allocated to our accelerated drilling program in the Raton Basin. The remaining $110 million was divided roughly into thirds between Canada, Piceance/Uintah and Kansas, and as Scott indicated, there’ll be savings in Kansas, yet we’ve seen tremendous opportunity to continue to ramp up the Raton Basin and to accelerate development and get involved with coal bed methane in Canada as well as the Piceance/Uintah, and while it remains to be seen what the ultimate ‘05 budget is, mentally we had targeted at least $250 million in CAPEX.

Sam Kidston, Black Rock Financial: Mark, would you guys really welcome a higher offer as a board?

Mark Sexton: Direct response to a direct question: We have to do what’s in the best interest of the shareholders, and any qualified buyer who comes in and expresses an interest and is truly a qualified buyer and asks to see the data that Pioneer had access to, we will have the same qualified buyer access to that same data. It remains to be seen what they do with it. Any data that they got that Pioneer did not have, we would also have an obligation to disclose in addition to Pioneer to keep all parties on the same playing field.

Ellen Hannan, Bear Stearns: Nice transaction on both sides, and It was nice of you to make our jobs a little easier. Follow-up questions for Tim or for Scott: You mentioned in your slides the cost to keep Evergreen’s production flat is $35 to $45 million a year. What is the cost to actually double the production, in your estimate, between now and 2008? And two, do you plan to continue the same procedures that Evergreen had used in terms of employing their own frac crews and their own frac equipment and also they’ve made a not insignificant investment in infrastructure over the years to accelerate their production growth as well?

Scott Sheffield: Yes, Ellen, this is Scott. Without acceleration we feel like drilling 200 wells a year and with the amount of re-fracs that Mark and Dennis are doing, that we’ll be able to double production by 2008. We think there’s some upside there with potential acceleration and also with potential more upside in Canada and the Piceance/Uintah Basin.

The second part of your question was in regard to?

Hannan: In terms of capital spending, that Evergreen has historically spent a not insignificant amount on infrastructure and their own equipment and crews, etc...

Scott Sheffield: And rigs, right. Being on Mark’s board for several years, I thought it was a plus, in fact I told him I wish we would have bought the drilling rigs and the stimulation equipment that he had. If we had known in the Spraberry we’d end up operating 3,000 to 3,500 wells a day, I would have recommended those investments in the 1980’s. It helps control the cost. And in fact, in the Spraberry we recently, in fact after the 2001 cycle, in 2002 we actually do own two drilling rigs in the Spraberry trend area. So we’ve sort of modeled what Mark’s done, we plan on keeping it, and in fact, we’ll probably build more equipment and own it ourself going forward.

Hannan: Is that in the $897 million CAPEX number that Tim quoted? He gave a lot of numbers earlier, but I think he gave a number out there of what you anticipated to fully develop those reserves.

Tim Dove: That was the life of the properties, Ellen.

Scott Sheffield: Tim, we haven’t built in accelerating or additional capital for additional equipment if we do that. Is that right?

Tim Dove: That is correct. It’s just the base level of capital spending on the traditional number of wells.

Shannon Nome, JPMorgan: Thanks. Good morning. I haven’t covered Evergreen as you know, but gather, Mark, that you were quite vertically integrated in the Raton. I’m just curious what Pioneer is going to do with respect to that, since it seems like that might insulate you some from service cost pressures and that?

Mark Sexton: It’s a better question for Scott, but if he follows through with what he just said he was going to do, he’s going to be buying more rigs, and I believe that’s what Pioneer plans to do and we have in fact accelerated our own plans for adding equipment and infrastructure including not only state-of-the-art coil tubing unit, fracture stimulation fleets, we expect to go from 2 to 3 to 4 by early next year, and those are fungible. We’ve ordered another coil tubing unit drilling rig that will help facilitate the accelerated drilling of the Raton Basin. You get tremendous economics by controlling the process. We actually are able to get great deals on steel and pipe and—surprisingly—sand. A lot of producers in the Rockies have been hampered by their inability to get sand with the service companies operating all out. We have our own rail yard citings and sand storage facilities and we’ve missed only a couple of days in terms of our ability to keep our frac crews working. There’s a lot more than just quality control and cost control, there’s also a reliability. If Scott wants to go out and drill X number of wells in the Raton Basin next year, he can do it with a high degree of confidence that he could not have under the traditional E&P company service company model. I suspect that when his guys get used to that, you’ll see a lot more of that in other areas.

Scott Sheffield: And follow-up, Shannon, we think it’s important to be vertically integrated like we were in Spraberry and West Panhandle in regard to processing, gathering, all the way down to marketing. We feel like the Raton Basin is just another West Panhandle Field, Spraberry and Hugoton, but it’s got a lot more life to it and more growth than those three fields.

Nome: As a follow-up, how much of Evergreen’s gas as marketed under firm transportation versus how much might they expose to Rockies Trend?

Mark Sexton: None of it is exposed to Rockies Trend. All of it is marketed under firm volume contracts. We exceed the current firm volume contract, but we market under authorized interruptible, and all of the gas out of the Raton Basin is marketed in the mid-continent. There’s a little bit of gas in the Piceance/Uintah Basin that we’re looking for better markets for, which we’ve acquired from Carbon. Part of that involves being more proactive in gathering systems and doing things for more flexibility, but as you are aware, the Rocky Mountain differential is getting better because of the expansion of the current river line and the projected completion of the Cheyenne Plains pipeline. We’re already seeing better prices than Carbon did and are able to accelerate the drilling in those areas. Exposure overall is about 4% of current production.

UBS O’Connor, Dan Berkery: Hi. Three questions. First one, on the convertible bonds, you envision it moving to the new parent company, would you envision it converting it into—the 100% stock, the $19.50 cash and .58 or 100% cash?

Tim Dove: That’s right exactly. Our reading of the indenture would be a 50/50 deal, based on the outline I said earlier, so the $19.50 in cash plus the stock.

Berkery: And if there are proration issues, the convert holders wouldn’t have any choice of that, you’re just going by the indenture and going 50/50?

Tim Dove: That’s correct. If you read the indenture, it is a non-elector unless they have already converted prior to the closing.

Berkery: Understood, I was just thinking you maybe might do something better than just what the indenture said. Second question, if the rating agencies were to come back and say that you might have to spend some time below investment grade or on negative watch, would you envision a secondary stock offering or cutting the dividend as a way to increase cash flow available for debt repayment?

Scott Sheffield: We feel like Pioneer has mid-investment grade statistics today. We were recently moved to the lowest investment grade, but our statistics are as good or better than every mid-investment grade company.

Berkery: Evergreen has better than junk statistics, too, but...

Scott Sheffield: Evergreen’s statistics are probably single A. It’s more because of a size issue. So we feel like with the cash flow of both companies, we’ll easily be mid-investment grade statistics by the end of 2005.

Berkery: And in between now and then you’ll be willing to live with not issuing more stock and not cutting the dividend if the rating agencies disagree with you?

Scott Sheffield: We’re issuing stock with this transaction and we have right now, based on the prices we’re hedging, we have $1.2 billion of cash flow for 2004. That’s about $600 million of excess cash flow this year, so we really don’t see an issue.

Berkery: Final question. You gave it on the slide number 33 or 34 where you give us the hedging, but you give a footnote star that you’re giving NYMEX assumptions less the historic differentials. Is there any way you can give us those historic differentials or what the actual hedge dollar amounts for that you’re selling the gas for are? Or is that the best we’re going to get?

Scott Sheffield: Susan Spratlen will take phone calls and guide as much as she can under the regs in regard to answering that question.

Susan Spratlen: We could give you some level of comfort around the historical differentials that you could apply to these NYMEX prices on this hedge schedule.

Tim Dove: Suffice it to say the principal amount of the Evergreen gas that we are talking about is sold in the mid-continent market, so the traditional mid-continent basis differentials are those that apply.

Berkery: OK, thank you very much and good luck with the merger.

Mark Sexton: Traditional mid-continent basis has been about a quarter.

Ken Beer, Johnson Rice: Regarding the Raton, you’ve got 600 Bcfe of PUDs and 900 Bcfe of probables, does that pretty much capture what Evergreen has? Is there any other potential upside in their land position in the Raton—anything else than can be done with that property to enhance the potential reserve base, or is what you see what you get?

Scott Sheffield: Ken, always in great assets, there’s always more upside. When I started in the Spraberry Trend area, it was drilled on 160-acre spacing. Today we’re drilling on 40s. Recovery rates go up with time with great assets. There’s a potential—5 years from now, 10 years from now—recovery rates could go up substantially, down spacing could continue to happen, additional zones deeper, and also shallower. There’s always that potential.

Beer: OK, so we’ll just have to wait and see over time?

Mark Sexton: It would be unusual, Ken, if the coals were the only productive formation. It would be the only basin in the world that only the coal bed methane were productive. Almost every other basin-centered gas play has also some conventional upside including the deeper-fractured shale production that Scott alluded to as well as shallower fractured shales and tight sands.

Beer: But obviously, none of that has been put into your probables. Just CBS gas.

Scott Sheffield: No. That has not been defined as probables under petroleum engineering guidelines, Ken.

Sean Reynolds, Petrie Parkman: Development costs for the PUDS?

Scott Sheffield: I think it’s in the slides, isn’t it Tim?

Tim Dove/Susan Spratlen: It’s about $2.50 per Boe, so $250 million on Bcf or so.

Susan Spratlen: That’s probables, sorry.

Scott Sheffield: So about $500.

Tim Dove: It’s about 50 cents per Mcfe.

Reynolds: Mark, I think you’ve given some guidance for a full year in (February is the latest I have) of 170 to 176 million a day equivalent. I’m just trying to figure out where the variances between what you have in the press release, Scott, and what, at 160, and what is out there publicly for Evergreen.

Mark Sexton: Turns out we’re going to cover that on our first quarter conference call Friday morning.

Reynolds: OK. So wait til then?

Mark Sexton: Yes.

Scott Sheffield: To conclude, I know it’s been a long call. It’s right in the middle of earnings. Both companies are releasing earnings for the quarter on Friday. We’re looking forward to visiting with everyone on the road show Monday and Tuesday and will follow-up with a later road show, probably in June or July. Feel free to call if you want a conference call. We’re going to divide into two teams. Mark and I will be in the northeast. Kevin and Tim and some other people will be on the west coast, but please give us a call if you’re interested in a conference call or seeing us.

Moderator: That concludes our conference, everyone. You may disconnect.

# # # # #

Legal Information

     This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Pioneer’s and Evergreen’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.

     The proposed merger will be submitted to each of Pioneer’s and Evergreen’s stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement—prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement—prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement—prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement—prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

     Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement—prospectus regarding the proposed merger when it becomes available.